

May 11, 2011

Scott A. Hill
Chief Financial Officer
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328

      Re: **IntercontinentalExchange, Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed February 9, 2011
              File No. 001-32671

Dear Mr. Hill:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              Kevin Woody
              Branch Chief